

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2014

Via E-mail
Francis J. Leto
Executive Vice President and General Counsel
Bryn Mawr Bank Corporation
801 Lancaster Avenue
Bryn Mawr, Pennsylvania 19010

> **Re: Bryn Mawr Bank Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 14, 2014**
> **File No. 001-35746**

Dear Mr. Leto:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

> Sincerely,
>
> /s/ Todd K. Schiffman
>
> Todd K. Schiffman
> Assistant Director

cc.   Via E-mail
       Lori Buchanan Goldman
       Stradley Ronon Stevens & Young, LLP